82-3361

Pernod Ricard

RECEIVED
2004 JUN 17 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 8th, 2004

04030763

AP/LF/239.2004

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

dlw 6/17

Pernod Ricard

Press Release

Paris, France **7 June 2004**

Refinancing of loan contracted by Pernod Ricard for its acquisition of Seagram in March 2001

Pernod Ricard has mandated BNP Paribas, Calyon, JPMorgan and SG CIB to put in place a new, multi-currency, € 1.4 billion syndicated bank loan that will mature in 5 years.

This operation will enable Pernod Ricard to repay the balance of its Seagram acquisition loan that it contracted on 28 March 2001 and benefit from more favourable financing conditions:

- removal of constraints and guarantees of the preceding loan
- reduction in the margin from the current 0.55% to between 0.225% and 0.275% depending on the level of use of this new credit line.

These refinancing conditions reflect the very strong financial situation enjoyed by Pernod Ricard.

BNP PARIBAS CALYON CORPORATE AND INVESTMENT BANK JPMorgan SG

Pernod Ricard Contacts

Francisco de la VEGA - Communications Director Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON - Investor Relations Director Tel: +33 (0)1 41 00 41 71
Florence TARON - Press Relations Manager Tel: +33 (0)1 41 00 40 88

Syndicated banks contacts

Daniel CHION - CALYON Tel: +44 (0) 2072 147 038
Jon ABANDO - JPMORGAN Tel: +44 (0) 2077 774 236
Christopher BAINES – SG CIB Tel: +44 (0) 2076 766 505

For more information on Pernod Ricard, please visit our web site at ***www.pernod-ricard.com***.